press release

ArcelorMittal publishes its Annual Report 2015 on Form 20-F

Luxembourg, 22 February 2016 - ArcelorMittal has today filed its Annual Report 2015 on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The report is now available in the SEC filings section of http://corporate.arcelormittal.com.

ArcelorMittal will send a hard copy of the Form 20-F Annual Report for 2015, which includes the audited financial statements, to shareholders free of charge upon request.